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RECEIVED
SEP 28 2010
Wash, D.C.
211
Section

PW

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: April 30, 2013 Estimated average burden

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~65183~~ 68198

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/13/09 (MM/DD/YY) AND ENDING 07/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Red River Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5601 Democracy Drive, Suite 280
(No. and Street)

Plano	Texas	75024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, Laurie Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Red River Securities, LLC, as of July 31, 2010, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Red River Securities, LLC

By: [signature]

Title: Financial Operations Principal

[signature]
Notary Public


NOTARY PUBLIC
STATE OF TEXAS
Kristina Dawn Dolezel
My Commission Expires
04/14/2012

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RED RIVER SECURITIES, LLC

REPORT PURSUANT TO RULE 17a-5(d)

PERIOD FROM INCEPTION (JANUARY 13, 2009) TO
JULY 31, 2010

REDRIVER SECURITIES, LLC

CONTENTS


CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member
Red River Securities, LLC

We have audited the accompanying statement of financial condition of Red River Securities, LLC, as of July 31, 2010, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the period from inception (January 13, 2009) to July 31, 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Red River Securities, LLC as of July 31, 2010, and the results of its operations and its cash flows for the period from inception, (January 13, 2009) to July 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
September 22, 2010

8750 N. Central Expressway, Suite 300 • Dallas, Texas 75231-6436 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

RED RIVER SECURITIES, LLC
Statement of Financial Condition
July 31, 2010

ASSETS

Cash and cash equivalents	$ 22,924
Advances to salesmen	68,918
Other current assets	3,690
	$ 95,532

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accrued liabilities	$ 13,475
Member's equity	82,057
	$ 95,532

The accompanying notes are an integral part of these financial statements.

RED RIVER SECURITIES, LLC
Statement of Income
For the Period from Inception
(January 13, 2009) to July 31, 2010

Revenues	
Commission Income	$ 284,400
Due diligence fee income	48,010
Reimbursement of expense	191,595
Miscellaneous income	85
	$ 524,090
Expenses	
Compensation and benefits	450,898
Communications	3,819
Occupancy and equipment	24,249
Regulatory fees	94,113
Other expenses	24,954
	598,033
Net loss before income taxes	(73,943)
Provision for income taxes	--
Net Loss	$ (73,943)

The accompanying notes are an integral part of these financial statements.

RED RIVER SECURITIES, LLC
Statement of Changes in Member's Equity
For The Period from Inception
(January 13, 2009) to July 31, 2010

Balances at January 13, 2009	$ -0-
Capital contribution	156,000
Net loss	(73,943)
Balances at July 31, 2010	$ 82,057

The accompanying notes are an integral part of these financial statements.

RED RIVER SECURITIES, LLC
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Period from Inception
(January 13, 2009) to July 31, 2010

Balance, at January 13, 2009	$	-0-
Increases		-0-
Decreases		-0-
Balance, at July 31, 2010	$	-0-

The accompanying notes are an integral part of these financial statements.

RED RIVER SECURITIES, LLC
Statement of Cash Flows
For the Period from Inception
(January 13, 2009) to July 31, 2010

Cash flows from operating activities	
Net loss	$ (73,943)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Increase/decrease in assets and liabilities:	
Increase in advances to salesmen	(68,918)
Increase in other current assets	(3,690)
Decrease in accrued liabilities	13,475
Net cash provided (used) by operating activities	(133,076)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Capital contribution	156,000
Net cash provided (used) by financing activities	156,000
Net increase in cash and cash equivalents	
Cash and cash equivalents at beginning of the period	-0-
Cash and cash equivalents at end of the period	$ 22,924
Supplemental schedule of cash flow information	
Cash paid during the period for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

RED RIVER SECURITIES, LLC
Notes to Financial Statements
July 31, 2010

Note 1 - Summary of Significant Accounting Policies

Red River Securities. LLC, (the "Company"), is a direct participation broker-dealer registered with the Securities and Exchange Commission under (SEC) Rule 15c3-3(k)(2)(i). The company became effective with the Financial Industry Regulatory authority on December 9, 2009. Substantially all of the Company's revenue, $524,005, is related to the sale of oil & gas programs for Regal Energy, LLC ("Regal"), an affiliate. The Company's customers are located throughout the United States.

The Company operates as a Texas Limited Liability Company (LLC) and has two managing members.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

Income Taxes

The Company has made an election under Internal Revenue Regulation 301.7701-3 to be taxed as a C Corporation. The Company, therefore, has a net operation loss carry forward of $ 73,943 which will carry forward until 2030 to offset future taxable income. The deferred tax asset of $11,091 is fully offset by a valuation allowance as it is doubtful, the Company will realize there benefits.

On December 30, 2008, the Financial Accounting Standards Board ("FASB") issued Staff Position ("FSP") No. FIN 48-3 (FASB ASC 740), *"Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities,"* which permitted the Company to defer the implementation of FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* (FASB ASC 740) until its fiscal year beginning January 1, 2009. FASB ASC 740 clarifies that management is expected to evaluate an income tax position taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements. FASB ASC 740 also requires expanded disclosure with respect to income tax positions taken that are not certain to be realized. The Company adopted FASB ASC 740 for its year ended December 31, 2010. The adoption did not have a material impact on the Company's financial statements.

Note 1 - Summary of Significant Accounting Policies, continued

Management Powers

The managing members are responsible for management of the Company including the timing and amount of all distributions to the members.

Limited Liability

Except as otherwise provided by law, the Company agreement provides that the limited partner shall not be personally liable for obligations of the Company

Life

The Company has a perpetual life.

Recent Pronouncements

The FASB issued Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* ("SFAS 168") (FASB ASC 105-10). SFAS 168 replaces all previously issued accounting standards and establishes the *FASB Accounting Standards Codification* ("FASB ASC" or the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. SFAS 168 is effective for all annual periods ending after September 15, 2009. The FASB ASC is not intended to change existing U.S. GAAP. The adoption of this pronouncement only resulted in changes to the Company's financial statement disclosure references. As such, the adoption of this pronouncement had no effect on the Company's financial statements.

In May 2009, the FASB issued Statement No. 165, *Subsequent Events* ("SFAS 165"), included in the Codification under FASB ASC 855, which establishes general standards of accounting for and disclosure of events occurring after the balance sheet date, but before the financial statements are issued or available to be issued. SFAS 165 also requires entities to disclose the date through which it has evaluated subsequent events and the basis for that date. The Company adopted SFAS 165 for its year ended July 31, 2010. The adoption did not have a material impact on the Company's financial statements.

See Note 5 for more information regarding the Company's evaluation of subsequent events.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At July 31, 2010, the Company had net capital of approximately $9,449 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.42 to 1. The Securities and Exchange Commission permits a ratio of no greater than 8 to 1 during the first year of operation.

Note 3 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 - Related Party Transactions

The Company and Regal are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Company has an expense sharing agreement with Regal for administrative fees, rent and telephone. The Company paid Regal $191,595 for the period January 13, 2009 through July 31, 2010.

Note 5 - Subsequent Events

In preparing the accompanying financial statements, in accordance with FASB ASC 855, "Subsequent Events", the Company has reviewed events that have occurred after July 31, 2010, through September 22, 2010, the date the financial statements were available to be issued. During this period, the Company did not have any material subsequent events.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of July 31, 2010

Schedule I

RED RIVER SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of July 31, 2010

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital		$ 82,057
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		82,057
Deductions and/or charges		
Non-allowable assets:		
Advances to salesmen	$ 68,918	
Other current assets	3,690	(72,608)
		9,449
Net capital		$ 9,449

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition	
Total aggregate indebtedness	$ 13,475

Schedule I (continued)

RED RIVER SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of July 31, 2010

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (12 1/2% of total aggregate indebtedness)	$ 1,684
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 4,449
Excess net capital at 1000%	$ 8,102
Ratio: Aggregate indebtedness to net capital	1.42 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

RED RIVER SECURITIES, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of July 31, 2010

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Period from Inception (January 13, 2009) to
July 31, 2010


CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member,
Red River Securities

In planning and performing our audit of the financial statements and supplemental information of Red River Securities (the "Company") , as of and for the period from inception (January 13, 2009) to July 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

8750 N. Central Expressway, Suite 300 • Dallas, Texas 75231-6436 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at July 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CF & Co., L.L.P.

Dallas, Texas
September 22, 2010